U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   Form 10-SB

                 General Form For Registration of Securities of
                             Small Business Issuers
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                                  PTC Bancorp
                 (Name of Small Business Issuer in its charter)

          Indiana                                           35-1606016
(State or other jurisdiction of                          (I.R.S. Employer
incorporation or organization)                          Identification No.)

Reservoir Hill Road
9014 State Road 101
P.O. Box 7
Brookville, Indiana                                               47012
(Address of principal executive offices)                       (Zip Code)

Issuer's telephone number     765-647-3591

Securities to be registered under Section 12(b) of the Act:

      Title of each class                     Name of each exchange on which
      to be so registered                     each class is to be registered

             None






Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                                (Title of class)

                                     PART I

                                (Alternative 3)

ITEM 1.  DESCRIPTION OF BUSINESS
         -----------------------

      PTC Bancorp (the "Company") is a one bank holding company engaged in the commercial banking business through its wholly-owned subsidiary, People's Trust Company, Brookville, Indiana (the "Bank"), a full service commercial bank with local branches located in Dearborn, Franklin, Jefferson, Ripley, Rush, Switzerland, Fayette, Decatur and Wayne counties, Indiana.

      The Company was incorporated on April 24, 1984, for the purpose of becoming a bank holding company and acquiring all of the outstanding stock of the Bank.

BANKING SERVICES. The Bank is engaged in the general full-service commercial and consumer banking business. It receives demand and time deposits, makes and services secured and unsecured loans, performs fiduciary and trust services, and provides a wide variety of personal and corporate services, including safe deposit facilities.

      The Bank offers various types of checking accounts, including commercial accounts and minimum balance individual accounts. Various types of savings accounts, individual retirement accounts, money market accounts, certificates of deposit, and other time deposit accounts are also offered. The Bank's lending department makes commercial, agricultural, industrial, consumer, and real estate loans to individuals and businesses. It also engages in installment credit lending. Through its trust department, the Bank acts as custodian, trustee, conservator of estates, executor under wills, and generally engages in other trust services.

      The business of the Bank is not seasonal to any material degree and the Bank is not dependent upon a single or a few principal customers. The loss of any single customer or a small group of customers by the Bank would not have a material adverse effect upon the operations or earnings of the Bank.

MARKET AREA AND COMPETITION. The Bank operates in Dearborn, Franklin, Jefferson, Ripley, Rush, Fayette, Decatur, Switzerland and Wayne counties in Indiana. It is the major bank (in terms of asset size) in Franklin and Rush counties but not the major bank in any of the other counties served. The Bank competes with a variety of other banks and savings institutions in all localities.

      The banking business in Indiana is highly competitive and the Bank encounters competition in all phases of its business. The Bank competes with other banks, as well as with savings banks, savings and loan associations, credit unions and other financial institutions. Since 1986, bank holding companies resident in various states have been able to purchase Indiana banks. Various purchases by non-Indiana bank holding companies have been completed and, therefore, Indiana banking companies also face competition from out-of-state banks. See "REGULATION AND SUPERVISION."

      The principal methods of competition include loan interest rates, interest rates paid on deposits, efforts to obtain deposits and types of service provided.

LENDING ACTIVITIES.
------------------

      TYPES OF LOANS. The loan portfolio at the dates indicated is presented below:


                                                                                           December 31
                                                                                       1996          1995
                                                                                         (in thousands)
                                                                                    ------------------------
Commercial and industrial loans..............................................       $   22,986    $   19,574
Real estate loans (includes $ 8,302 and $7,278 secured by farm land).........           88,110        75,462
Construction loans...........................................................           13,650         9,583
Real estate - non farm, nonresidential.......................................           34,810        28,714
Agricultural production financing and other loans to farmers.................            4,895         5,171
Individuals' loans for household and other personal expenditures.............           24,543        26,330
Tax-exempt loans.............................................................            8,107         7,787
Other loans..................................................................              207           874

Less:  Unearned interest on loans............................................             (345)         (316)
                                                                                    ----------    ----------

         Total loans.........................................................       $  196,963    $  173,179
                                                                                    ==========    ==========

      LOAN AND LEASE MATURITY ANALYSIS. The breakdown of types of loans outstanding as of the dates indicated below is as follows:

                                                                December 31, 1996
                                                ------------------------------------------------
                                                             After One
                                                 One Year    But Within     After
(Dollars in Thousands)                           or Less     Five Years   Five Years     Total
----------------------                           -------     ----------   ----------     -----
Commercial...................................   $  75,189    $  12,170    $  11,182    $  98,541
Mortgage.....................................      58,835        6,097        6,980       71,912
Consumer and other...........................       8,111       17,789          610       26,510
                                                ---------    ---------    ---------    ---------
    Total loans..............................   $ 142,135    $  36,056    $  18,772    $ 196,963
                                                =========    =========    =========    =========

      The amount of loans due after one year which have floating or adjustable interest rates was $10,350 at December 31, 1996, and the amount which had pre-determined interest rates was $44,478 as of such date.

      The Bank's commercial loan portfolio includes loans to businesses in the manufacturing, wholesale, retail, transportation, restaurant and hotel industries. As of December 31, 1996, total loans to any particular group of customers engaged in similar activities and having similar economic characteristics did not exceed 10% of total loans. However, a substantial natural geographic concentration of credit risk exists within the Bank's market area.

      ALLOWANCE FOR LOAN LOSSES. In the banking industry, loan losses are one of the costs of doing business. Although the Bank emphasizes early detection and charge-off of loan losses, it is inevitable that at any time certain losses exist in the portfolio which have not been specifically identified. Accordingly, the provision for loan losses is charged to earnings on an anticipatory basis, and recognized loan losses are deducted from the allowance so established. Over time, all net loan losses must be charged to earnings. During the year, an estimate of the loss experience for the year serves as a starting point in determining the appropriate level for the provision. However, the amount actually provided in any period may be greater or less than net loan losses, based on management's judgment as to the appropriate level of the allowance for loan losses. The determination of the provision in any period is based on management's continuing review and evaluation of the loan portfolio, and its judgment as to the impact of current economic conditions on the portfolio. The evaluation by management includes consideration of past loan loss experience, changes in the composition of the loan portfolio, and the current condition and amount of loans outstanding. The following table summarizes the loan loss experience for the periods indicated.


                   Analysis of the Allowance for Loan Losses

                                                       Years Ended December 31
                                                    -----------------------------
                                                          1996        1995
                                                    (in thousands, except ratios)
Allowance for loan losses:
     Balance at January 1.........................       $1,722      $1,601
     Charge-offs:
     Commercial...................................          297         248
     Real estate mortgage.........................           10         182
     Installment loans............................          419         425
                                                         ------      ------
     Total charge-offs............................          726         855
     Recoveries:
     Commercial...................................           14          60
     Real estate mortgage.........................           16          19
     Installment..................................          146         157
                                                         ------      ------
       Total recoveries...........................          176         236
                                                         ------      ------
     Net charge-offs..............................          550         619
                                                         ------      ------
     Provision for loan losses                              828         740
Balance at end of period..........................       $2,000      $1,722
                                                         ======      ======
Ratios:
     Net charge-offs during the
     period to average loans and leases
     outstanding during the period................         0.30%       0.36%


       The following table shows an allocation of the allowance for loan losses and percent of loans in each category to total loans for the periods indicated.

                                                       December 31
                                          -------------------------------------
                                           1996      1996       1995     1995
                                             (in thousands, except percents)
                                          Amount    Percent    Amount   Percent
                                          ------    -------    ------   -------
Commercial............................    $  674     50.0%     $  132    47.1%
Real estate - mortgage................        45     37.8          65    37.5
Installment and other.................       328     12.2         336    15.4
Unallocated...........................       953        -       1,189       -
                                          ------    ------     ------   ------
                                          $2,000    100.0%     $1,722   100.0%
                                          ======    ======     ======   ======

      LOAN LOSS CHARGE-OFF PROCEDURES. The Bank has weekly loan committee meetings at which loan delinquencies, maturities and problems are reviewed and new loans in excess of authorized officer limits are approved or disapproved. The Bank Board receives and reviews reports on loans monthly, including delinquencies.

      The Bank Board's Loan Committee meets bi-monthly to approve or disapprove all new loans in excess of $600,000 and reviews all loans made or renewed during the preceding month.

      All charge-offs are approved by the Bank Board or Loan Committee of the Board. The Bank charges off loans when a determination is made that all or a portion of a loan is uncollectible or as a result of examinations by DFI and FDIC.

      NONPERFORMING LOANS. Nonperforming loans are nonaccrual loans, restructured loans, and loans over 90 days past due. Loans are placed on a nonaccrual basis generally when in management's judgment the collateral value and financial condition of the borrower do not justify accruing interest. Interest previously recorded but not deemed collectible is reversed and charged against current income. Interest income on these loans is then recognized when collected.

      Restructured loans are loans for which the contractual interest rate has been reduced or other concessions are granted to the borrower because of a deterioration in the financial condition of the borrower resulting in the inability of the borrower to meet the original contractual terms of the loans.

      The following table reflects nonperforming loans for the period indicated:

                                                                              December 31
                                                                          -------------------
                                                                           1996        1995
                                                                             (in thousands)
Nonperforming loans:
   Nonaccrual loans................................................       $1,794      $  629
   Restructured loans..............................................            0           0
   Accruing loans 90 days or more past due.........................           34         835
                                                                          -------     -------
   Total nonperforming loans.......................................        1,828       1,464
Other real estate owned............................................           24           0
   Total nonperforming assets......................................       $1,852      $1,464
Allowance for possible loan and lease losses.......................       $2,000      $1,722
Allowance as a percentage of nonperforming loans...................        108.0%      117.6%
Allowance as a percentage of total loans...........................         1.02%       0.99%
Nonperforming loans and other real estate owned
   as a percentage of total loans and other real estate owned......         0.94%       0.84%
Nonperforming loans as a percentage of total loans.................         0.93%       0.84%
                                                                          =======     =======

      In addition to the loans classified as nonperforming, there were other loans totaling $3,013,255 at December 31, 1996 and $666,745 at December 31, 1995, which management was closely monitoring the borrowers' ability to comply with payment terms but where conditions did not warrant classification as nonperforming loans.

INVESTMENT SECURITIES. The Company's investment portfolio is an important source of liquidity. The following table shows the amortized cost of securities available for sale at the dates indicated:

                         Securities Available for Sale

                                                                  December 31
                                                              -------------------
                                                                1996        1995
                                                                 (in thousands)
U.S. Treasury and government agencies................         $30,066     $27,893
State and political subdivisions.....................           1,971       2,337
Mortgage backed securities...........................           2,583       2,783
Other debt securities................................           1,906       3,599
Equity securities....................................           1,521       1,522
                                                              -------     -------
  Total................................................       $38,047     $38,134
                                                              =======     =======

      The following table shows the amortized cost of securities held to maturity at the dates indicated:

                          Securities Held to Maturity

                                                                  December 31
                                                              -------------------
                                                                1996        1995
                                                                 (in thousands)
U.S. Treasury and government agencies................         $   168     $   155
State and political subdivisions.....................          24,188      17,895
Mortgage backed securities...........................             297         951
Other debt securities................................             566         500
                                                              -------     -------
  Total...............................................        $25,219     $19,501
                                                              =======     =======

      The amortized cost of debt securities at December 31, 1996, by contractual maturity are show below. Actual maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Also, mortgage backed securities are presented by contractual maturity below; however, these securities typically experience periodic paydowns and prepayments.

      The maturity distribution and average yields for the debt securities available for sale were:

                             Within 1 Year           1-5 Years           5-10 Years          Over 10 Years
                            Amount    Yield     Amount       Yield    Amount     Yield     Amount     Yield
                            ------    -----     ------       -----    ------     -----     ------     -----
                                                         (Dollars in thousands)
December 31, 1996
  U.S. Treasury and
  government
  agencies...........      $4,590     4.99%     $24,476      6.39%    $1,000     7.73%     $  -0-     0.00%
Mortgage-backed
  securities.........         110     5.25          783      6.66        529     8.14       1,161     7.58
State and political
  subdivision*.......         460     5.20        1,157      9.65        304     8.20          50     9.22
Other debt
  securities.........          11     6.62        1,577      6.08        -0-     0.00         318     7.60
                           ------     -----     -------      -----    ------     -----     ------     -----
  Totals.............      $5,171     5.02%     $27,993      6.51%    $1,833     7.93%     $1,529     7.64%
                           ======     =====     =======      =====    ======     =====     ======     =====

*Interest yields on state and municipal securities are presented on a fully taxable equivalent basis using a 34% tax rate.

      The maturity distribution and average yields for securities held to maturity were:

                             Within 1 Year           1-5 Years           5-10 Years          Over 10 Years
                            Amount    Yield     Amount       Yield    Amount     Yield     Amount     Yield
                            ------    -----     ------       -----    ------     -----     ------     -----
                                                         (Dollars in thousands)
December 31, 1996
  U.S. Treasury and
  government
  agencies...........      $  -0-     0.00%     $   -0-      0.00%    $  -0-     0.00%     $  168     8.13%
Mortgage-backed
  securities.........         213     4.75           84      6.90        -0-     0.00         -0-     0.00
State and political
  subdivision*.......       3,411     7.49       17,809      6.92      1,958     7.68       1,010     7.08
Other debt
  securities.........         -0-     0.00          566      5.41        -0-     0.00         -0-     0.00
                           ------     -----     -------      -----    ------     -----     ------     -----
  Totals.............      $3,624     7.33%     $18,459      6.87%    $1,958     7.68%     $1,178     7.23%
                           ======     =====     =======      =====    ======     =====     ======     =====

*Interest yields on state and municipal securities are presented on a fully taxable equivalent basis using a 34% tax rate.

TIME DEPOSITS OVER $100,000. As of December 31, 1996, certificates of deposit and other time deposits of $100,000 or more mature as follows:

            (Dollars in thousands)               December 31, 1996
            ----------------------               -----------------

            3 months or less                          $  9,234
            Over 3 months through 6 months               5,886
            Over 6 months through 12 months              6,444
            Over 12 months                               7,387
                                                      --------
                       Total                          $ 28,949
                                                      ========

EMPLOYEES. At December 31, 1996, the Bank employed approximately 115 full-time and 24 part-time individuals. The Bank provides a variety of employment benefits and considers relations with its employees to be excellent. The Company has officers but no employees at the present time.

REGULATION AND SUPERVISION. The Company and the Bank are subject to extensive regulation under federal and state laws which significantly affect their respective activities and the competitive environment in which they operate.

      BANK HOLDING COMPANY REGULATION. The Company is registered as a bank holding company is subject to the regulations of the Board of Governors of the Federal Reserve System ("Federal Reserve") under the Bank Holding Company Act of 1956, as amended ("BHCA"). Bank holding companies are required to file periodic reports with and are subject to periodic examination by the Federal Reserve. The Federal Reserve has issued regulations under the BHCA requiring a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. It is the policy of the Federal Reserve that, pursuant to this requirement, a bank holding company should stand ready to use its resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity. Additionally, under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" (as defined in the statute) with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency up to the lesser of (i) an amount equal to 5% of the institution's total assets at the time the institution became undercapitalized, or (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan. Under the BHCA, the Federal Reserve has the authority to require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

      The Company is prohibited by the BHCA from acquiring direct or indirect control of more than 5% of the outstanding shares of any class of voting stock or substantially all of the assets of any bank or merging or consolidating with another bank holding company without prior approval of the Federal Reserve. The BHCA also prohibits the Company from acquiring control of any bank operating outside the State of Indiana unless such action is specifically authorized by the statutes of the state where the bank to be acquired is located. Additionally, the Company is prohibited by the BHCA from engaging in or from acquiring ownership or control of more than 5% of the outstanding shares of any class of voting stock of any company engaged in a non-banking business unless such business is determined by the Federal Reserve to be so closely related to banking as to be a proper incident thereto. The BHCA does not place territorial restrictions on the activities of such non-banking related activities.

      CAPITAL ADEQUACY GUIDELINES FOR BANK HOLDING COMPANIES. The Federal Reserve is the federal regulatory and examining authority for bank holding companies. The Federal Reserve has adopted capital adequacy guidelines for bank holding companies.

      Bank holding companies are required to comply with the Federal Reserve's risk-based capital guidelines which require a minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities such as standby letters of credit) of 8%. At least half of the total required capital must be "Tier 1 capital," consisting principally of common stockholders' equity, noncumulative perpetual preferred stock, a limited amount of cumulative perpetual preferred stock and minority interest in the equity accounts of consolidated subsidiaries, less certain goodwill items. The remainder ("Tier 2 capital") may consist of a limited amount of subordinated debt and intermediate-term preferred stock, certain hybrid capital instruments and other debt securities, cumulative perpetual preferred stock, and a limited amount of general loan loss allowance. In addition to the risk-based capital guidelines, the Federal Reserve has adopted a Tier 1 (leverage) capital ratio under which the bank holding company must maintain a minimum level of Tier 1 capital to total consolidated assets of 3% in the case of bank holding companies which have the highest regulatory examination ratings and are not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a ratio of at least 1% to 2% above the stated minimum.

The Company and the Bank were in full compliance with all regulatory capital requirements at December 31, 1996. Regulatory capital ratios for the Company of December 31, 1996 are shown below:

   Tier 1 Capital to Risk-Weighted Assets.................  10.54%
   Total Risk Based Capital to Risk-Weighted Assets.......  11.60%
   Tier 1 Leverage Ratio..................................   6.73%

      BANK REGULATION. The Bank is organized under the laws of the State of Indiana and is subject to the supervision of the DFI, whose examiners conduct periodic examinations of state banks. The Bank is not a member of the Federal Reserve System, so its principal federal regulator is the FDIC, which also conducts periodic examinations of the Bank. All of the Bank's deposits are insured by the Bank Insurance Fund ("BIF") administered by the FDIC and are subject to the FDIC's rules and regulations respecting the insurance of deposits. See "REGULATION AND SUPERVISION--DEPOSIT INSURANCE."

      Both federal and state law extensively regulate various aspects of the banking business such as reserve requirements, truth-in-lending and truth-in savings disclosure, equal credit opportunity, fair credit reporting, trading in securities and other aspects of banking operations. Current federal law also requires banks, among other things, to make deposited funds available within specified time periods.

      Insured state-chartered banks are prohibited under FDICIA from engaging as principal in activities that are not permitted for national banks, unless
(i) the FDIC determines that the activity would pose no significant risk to the appropriate deposit insurance fund, and (ii) the bank is, and continues to be, in compliance with all applicable capital standards. These restrictions have not had a material adverse effect on Bank operations.

      FEDERAL HOME LOAN BANK SYSTEM. The Bank has been approved for membership in the Federal Home Loan Bank ("FHLB") System. FHLB membership will provide the Bank with a ready source from which to borrow short-term funds from time to time. The FHLB System consists of 12 regional banks. The Federal Housing Finance Board ("FHFB"), an independent agency, controls the FHLB System including the FHLB of Indianapolis, to which the Bank would apply for membership. The FHLB System provides a central credit facility primarily for member financial institutions. The Bank is required to hold shares of capital stock in the FHLB of Indianapolis in an amount at least equal to the greater of 1% of the aggregate principal amount of its unpaid residential mortgage loans, home purchase contracts and similar obligations at the end of each calendar year, 0.3% of its assets or 1/20 (or such greater fraction established by the FHLB) of outstanding FHLB advances, commitments, lines of credit and letters of credit. The FHLB's pay dividends on the capital stock held by their members.

      The FHLB of Indianapolis serves as a reserve or central bank for member institutions within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes advances to members in accordance with policies and procedures established by the FHFB and the Board of Directors of the FHLB of Indianapolis.

      All FHLB advances must be fully secured by sufficient collateral as determined by the FHLB. Eligible collateral includes first mortgage loans less than 90 days delinquent or securities evidencing interests therein, securities (including mortgage-backed securities) issued, insured or guaranteed by the federal government or any agency thereof, FHLB deposits and, to a limited extent, real estate with readily ascertainable value in which a perfected security interest may be obtained. All long-term advances must be used to provide funds for residential home financing and the FHLB has established standards of community service that members must meet to maintain access to long-term advances.

      Interest rates charged for advances vary depending upon maturity, the cost of funds to the FHLB of Indianapolis and the purpose of the borrowing.

      BANK CAPITAL REQUIREMENTS. The FDIC has adopted risk-based capital ratio guidelines to which the Bank is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk weighted categories, with higher levels of capital being required for the categories perceived as representing greater risk.

      Like the capital guidelines established by the Federal Reserve for the Company, these guidelines divide a banks capital into two tiers. The first tier (Tier 1) includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interest in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary (Tier 2) capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan and lease losses, subject to certain limitations, less required deductions. Banks are required to maintain a total risk-based capital ratio of 8%, of which 4% must be Tier 1 capital. The FDIC may, however, set higher capital requirements when a bank's particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

      In addition, the FDIC established guidelines prescribing a minimum Tier 1 leverage ratio (Tier 1 capital to adjusted total assets as specified in the guidelines). These guidelines provide for a minimum Tier 1 leverage ratio of 3% for banks that meet certain specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other banks are required to maintain a Tier 1 leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points.

      Certain regulatory capital ratios for the Bank at December 31, 1996 are shown below:

      Tier 1 Capital to Risk-Weighted Assets................   10.40%
      Total Risk Based Capital to Risk-Weighted Assets......   11.46%
      Tier 1 Leverage Ratio.................................    6.63%

      DIVIDEND LIMITATIONS. Under Federal Reserve supervisory policy, a bank holding company generally should not maintain its existing rate of cash dividends on common shares unless (i) the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends and (ii) the prospective rate or earnings retention appears consistent with the organization's capital needs, asset quality, and overall financial condition. The Company's Board of Directors has adopted a policy consistent with these guidelines. The FDIC also has authority under the Financial Institutions Supervisory Act to prohibit a bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice in light of the financial condition of the bank.

      Under Indiana law, the Bank may pay dividends so long as its capital is unimpaired and it has unimpaired retained surplus equal to 25% of capital. Dividends may not exceed undivided profits on hand (less losses, bad debts and expenses). The most stringent capital requirement affecting the Bank, however, are those established by the prompt corrective action provisions of FDICIA, which are discussed below. The Bank's capital levels at December 31, 1996 exceeded the criteria established to be designated as a "well capitalized" bank, which requires a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater.

      LENDING LIMITS. Under Indiana law, the total loans and extension of credit by an Indiana-chartered bank to a borrower outstanding at one time and not fully secured may not exceed 15% of such bank's capital and unimpaired surplus. An additional amount up to 10% of the bank's capital and unimpaired surplus may be loaned to the same borrower if such loan is fully secured by readily marketable collateral having a market value, as determined by reliable and continuously available price quotations, at least equal to the amount of such additional loans outstanding.

      SAFETY AND SOUNDNESS STANDARDS. On February 2, 1995, the federal banking agencies adopted final safety and soundness standards for all insured depository institutions. The standards, which were issued in the form of guidelines rather than regulations, relate to internal controls, information systems, internal audit systems, loan underwriting and documentation, compensation and interest rate exposure. In general, the standards are designed to assist the federal banking agencies in identifying and addressing problems at insured depository institutions before capital becomes impaired. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to submit a compliance plan. Failure to submit a compliance plan may result in enforcement proceedings. Additional standards on earnings and classified assets are expected to be issued in the near future.

      BRANCHES AND AFFILIATES. Establishment of bank branches is subject to approval of the DFI and FDIC and geographic limits established by state laws. Indiana's branch banking law permits a bank having its principal place of business in the State of Indiana to establish branch offices in any county in Indiana without geographic restrictions and effective after June, 1997 to established branches outside the State of Indiana. A bank may also merge with any national or state chartered bank located anywhere in the State of Indiana without geographic restrictions.

      The Bank is subject to Sections 22(h), 23A and 23B of the Federal Reserve Act, which restrict financial transactions between banks and affiliated companies. The statute limits credit transactions between a bank and its executive offices and its affiliates, prescribes terms and conditions for bank affiliate transactions deemed to be consistent with safe and sound banking practices, and restricts the types of collateral security permitted in connection with a bank's extension of credit to an affiliate.

      FDICIA. FDICIA requires, among other things, federal bank regulatory authorities to take "prompt corrective action" with respect to banks which do not meet minimum capital requirements. For these purposes, FDICIA establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. The Bank meets all requirements to be considered as "well capitalized".

      The FDIC adopted regulations to implement the prompt corrective action provisions of FDICIA, effective as of December 19, 1992. Among other things, the regulations define the relevant capital measures for the five capital categories. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater, and is not subject to a regulatory order, agreement or directive to meet and maintain a specific capital level for any capital measure. An institution is deemed to be "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater, and generally a leverage ratio of 4% or greater. An institution is deemed to be "undercapitalized" if it has a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or generally a leverage ratio of less than 4%, and "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%. An institution is deemed to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%.

      "Undercapitalized" banks are subject to growth limitations and are required to submit a capital restoration plan. A bank's compliance with such plan is required to be guaranteed by any company that controls the undercapitalized institution as described above. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. "Significantly undercapitalized" banks are subject to one or more of a number of requirements and restrictions, including an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cease receipt of deposits from correspondent banks, and restrictions on compensation of executive officers. "Critically undercapitalized" institutions may not, beginning 60 days after becoming "critically undercapitalized", make any payment of principal or interest on certain subordinated debt or extend credit for a highly leveraged transaction or enter into any transaction outside the ordinary course of business. In addition, "critically undercapitalized" institutions are subject to appointment of a receiver or conservator.

      DEPOSIT INSURANCE. The Bank's deposits are insured up to $100,000 per insured account, by the Bank Insurance Fund ("BIF"). As an institution whose deposits are insured by BIF, the Bank is required to pay deposit insurance premiums to BIF.

      The BIF is required to maintain a reserve ratio of 1.25% of estimated insured deposits, subject to an increase to 1.5% if the FDIC believes there is a significant risk of substantial future losses. If the FDIC believes that an increase in the insurance rates is necessary to reach these reserve ratios, it may increase the insurance premiums applicable to the BIF. If the reserve ratio is in excess of an amount designated by statute, credits against future premiums may be granted.

      The FDIC is authorized to establish separate annual assessment rates for deposit insurance for members of the BIF. The FDIC may increase assessment rates for the fund if necessary to restore the fund's ratio of reserves to insured deposits to the target level within a reasonable time and may decrease such rates if such target level has been met. The FDIC has established a risk-based assessment system for BIF members. Under this system, assessments vary depending on the risk the institution poses to its deposit insurance fund. Such risk level is determined based on the institution's capital level and the FDIC's level of supervisory concern about the institution. Assessment rates range from 0% for an institution in the highest catagory (i.e. well capitalized) to .27% for an institution in the lowest catagory (i.e. undercapitalized and substantial supervisory concern).

      ADDITIONAL MATTERS. In addition to the matters discussed above, the Company and the Bank are subject to additional regulation of their activities, including a variety of consumer protection regulations affecting their lending, deposit and collection activities and regulations affecting secondary mortgage market activities.

      The earnings of financial institutions, including the Company and the Bank, are also affected by general economic conditions and prevailing interest rates, both domestic and foreign and by the monetary and fiscal policies of the U.S. Government and its various agencies, particularly the Federal Reserve.

      Additional legislation and administrative actions affecting the banking industry may be considered by the United States Congress, the Indiana General Assembly and various regulatory agencies, including those referred to above. It cannot be predicted with certainty whether such legislation or administrative action will be enacted or the extent to which the banking industry in general or the Company and the Bank in particular would be affected thereby.

ITEM 2.  MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
         ---------------------------------------------------------------------
         OF OPERATIONS
         -------------

      The following discussion and analysis provides information regarding the Company's consolidated financial condition and results of operations as of and for the years ended December 31, 1995 and 1996. The discussion should be read in conjunction with the financial information contained in "Description of Business" and the consolidated financial statements and notes thereto. All dollar amounts shown herein are in thousands except per share amounts.

GENERAL
-------

      The business of the Company consists of holding and administering its interest in the Bank. The principal business of the Bank consists of attracting deposits from consumer and commercial customers and making loans to individuals and businesses. The Bank offers various products for depositors, including checking and savings accounts, certificates of deposit and safe deposit boxes. Loans consist principally of loans to individuals secured by mortgage liens on residential properties, consumer loans generally secured by liens on personal property, and loans to businesses generally secured by liens on business assets such as inventory, accounts receivable, commercial real estate and other property. The Bank also offers trust services to individuals, businesses and institutions.

      The Bank operates 17 banking offices in nine eastern and southeastern counties in Indiana. In 1996, the Bank opened new banking offices in Greensburg and Connersville area and in the first quarter of 1997 purchased an office in Hanover. The Bank will continue to take advantage of opportunities to expand its number of locations if the expansion appears to represent a profitable opportunity, however, there is no assurance this will occur.

EARNINGS SUMMARY
----------------

      The Company's net income for 1996 was $3,276 compared with net income for 1995 of $2,907, an increase of $369 or 12.7%. Earnings per share were $3.17 in 1996 compared to $2.86 for 1995.

NET INTEREST INCOME
-------------------

      Net interest income is the principal component of net income for the Company and is determined by the relative size and characteristics of interest-earnings assets and interest-bearing liabilities. The increase in net income in 1996 resulted primarily from an increase in net interest income. For the years ended December 31, 1996 and 1995 net interest income was $10,422 and $9,585 respectively. This represents an increase in 1996 of $840 (8.03%).

      Growth in net interest income as drawn primarily from growth in earning assets. Average earning assets increased to $257,011 in 1996 from $234,731 in 1995, an increase of $22,280 (9.5%). The most significant increase in average earning assets occurred in average loans which increased $16,943 (10.1%) to $184,447 in 1996. Increasing loan balances was the primary cause of the increase in net interest income during 1996. The following table sets forth, for the periods indicated, information regarding the average balances of interest-earning assets and interest-bearing liabilities, the dollar amount of interest income and interest expense, and the resulting yield on average interest-earning assets and rates on average interest-bearing liabilities. Average balances are also provided for non-earning assets, non-interest-bearing liabilities and shareholders' equity.

      Net interest income also depends on the rates paid on assets and the rates paid on liabilities. The net interest margin represents net interest income as a percent of average earning assets. The net interest margin, or margin on earning assets, was 4.39% in 1996 and 4.37% in 1995. Interest rates were low and stable during this time period and the result has been about the same margins.

                                                        RATE/VOLUME ANALYSIS
                                                       (Dollars in thousands)

                                              1996                               1995
                                -------------------------------    -------------------------------
                                Average                 Average    Average                 Average
                                Balance      Interest    Rate      Balance      Interest    Rate
                                -------      --------    ----      -------      --------    ----
EARNING ASSETS
--------------
Short-term Investments:
  Interest-bearing balances
     with Banks                 $  2,274     $   130     5.72%     $  1,034     $    62     6.00%
  Federal Funds Sold               7,317         433     5.92%        7,923         473     5.97
Securities: (1)
  Taxable                         38,224       2,440     6.38%       39,394       2,498     6.34%
  Non-taxable                     24,749       1,805     7.29%       18,876       2,424     7.54%
Loans and Leases: (2)
  Taxable                        176,529      16,658     9.44%      160,915      15,062     9.36%
  Non-taxable                      7,918         708      .94%        6,589         582     8.83%
                                --------     -------     -----     --------     -------     -----

Total Earning Assets            $257,011     $22,174     8.63%     $234,731     $20,101     8.56%
                                ========     =======     =====     ========     =======     =====

Cash and Due from Banks            6,992                              6,196
Premises and equipment,net         3,246                              2,971
Intangible assets                  1,678                              1,899
Accrued interest receivable
  and other assets                 3,384                              3,051
Less:  Allowance for Loan Loss    (1,976)                            (1,607)
                                --------                           --------
TOTAL ASSETS                    $270,335                           $247,241
                                ========                           ========

INTEREST BEARING
----------------
     LIABILITIES
     -----------
Savings and Interest-bearing
  Demand Deposits               $ 78,529     $ 2,247     2.86%     $ 75,087     $ 2,155     2.87%
Time Deposits                    148,079       8,590     5.80%      132,604       7,579     5.72%
Notes Payable                        782          60     7.67%        1,247         102     8.18%
                                --------     -------     -----     --------     -------     -----
Total Interest-bearing
  Liabilities                   $227,390     $10,897     4.79%     $208,938     $ 9,836     4.71%
                                ========     =======     =====     ========     =======     =====

Demand Deposit Accounts           20,136                             18,778
Other Liabilities                  2,396                              1,879
                                --------                           --------
TOTAL LIABILITIES                249,922                            229,595
                                --------                           --------

Shareholders' Equity              20,413                             17,646
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY          $270,335                           $247,241
                                ========                           ========


Net Interest/Spread                          $11,277     3.84%                  $10,265     3.85%
                                             =======     =====                  =======     =====

Margin                                                   4.39%                              4.37%
                                                         =====                              =====

(1) Effective tax rates were determined as though interest earned on the Company's investments in municipal bonds and loans was fully taxable.
(2) Interest income on loans included fees of $437 and $370 for 1996 and 1995.

      The following table presents information regarding the Company's interest income and interest expense for the periods indicated. The table presents the amount of change in interest income or interest expense which is attributable to the change in the average balance (volume) and the amount of change which is related to change in rates. The net change, attributable to the combined impact of volume and rate, has been allocated proportionately to the change due to volume and the change due to rate. Increases in balances were responsible for an increase in net interest income of $1,058 during 1996, however, this was offset by a decrease in spread of $46 resulting in a $1,012 increase in net interest income.

                                             (Dollars in thousands)
                                                    1996-1995

                                                      Change            Change
                                   Total              Due To            Due To
                                  Change              Volume              Rate
                                  ------              ------              ----
EARNING ASSETS
Short-term Investments
  Interest-bearing balances
    with Banks                    $   68              $   71              $ (3)
  Federal Funds Sold                 (40)                  -               (40)
Securities:
  Taxable                            (58)                (75)               17
  Non-taxable                        381                 430               (49)
Loans and Leases:
  Taxable                          1,596               1,472               124
  Non-taxable                        126                 119                 7
                                  -------             -------             -----

Total Earning Assets              $2,073              $2,017              $ 56
                                  =======             =======             =====


INTEREST BEARING
     LIABILITIES
Savings and Interest-Bearing
  Demand Deposits                 $   92              $   99              $ (7)
Time Deposits                      1,011                 896               115
Notes Payable                        (42)                (36)               (6)
                                  -------             -------             -----
Total Interest-bearing
  Liabilities                      1,061                 959               102
                                  =======             =======             =====


Net Interest/Spread               $1,012              $1,058              $(46)
                                  =======             =======             =====


NON-INTEREST INCOME
-------------------

      Total non-interest income was $2,349 in 1996 and $1,902 in 1995. This reflected an increase in 1996 of $447 (23.5%). Service charges on deposit accounts were relatively flat in 1996 compared to 1995. The amounts were $1,199 in 1996 compared to $1,192 in 1995.

      Mortgage banking revenues included net gains and losses realized when mortgage loans were sold into the secondary market, service fee revenue earned from servicing those loans after they were sold and point income generated from customers at time of closing. Mortgage banking revenue, as reflected in the Company's financial statements, has not been reduced by the associated costs, such as compensation expense, which is shown elsewhere within non-interest expense. Total mortgage banking revenue was $795 in 1996 and $447 in 1995. This reflects an increase in 1996 of $348 (78%). The majority of this increase is from the Company adopting

FAS 122 which recognizes the income value of servicing rights. This increased income in mortgage banking $225 in 1996.

      The Bank sold its travel agency in April, 1996 so it could concentrate its focus on additional banking facilities, products and services. As a result travel commission decreased from $178 in 1995 to $66 in 1996 (62.8%). The Company does not engage in the purchase and sale of securities with the intent to generate gains. The Company may sell available-for-sale securities for liquidity or to manage its asset/liability position. During 1996, such sales, as well as gains and losses realized when securities were called prior to their maturity, generated net losses of $104 compared to losses in 1995 of $76.

NON-INTEREST EXPENSE
--------------------

      Non-interest expense, or overhead, includes the costs of personnel, occupancy, data processing equipment, insurance, and other costs of sustaining operations. Overhead for the years ended December, 1996 and 1995 were $7,103 and $6,639, respectively. This reflects increases of $464 (7%) in 1996. More than half of total non-interest expense was comprised of salaries and employee benefits. During 1996 and 1995 salaries and employee benefits were $4,137 and $3,725, respectively. This represents an 11% increase which was due to the bank opening and staffing two new branches during 1996. The new branches are expected to have a positive effect on net income by the beginning of 1998.

      FDIC insurance expense decreased $249 in 1996 as a result of a decrease in the premium rates charged to insured banks.

INCOME TAXES
------------

      The Company's income tax expense was affected primarily by the level of pre-tax income. As income increased, tax expense did as well. Tax expense for 1996 increased $364 over 1995. The Company can and does purchase tax-free investments and originates tax-free loans as a means of generating tax-free income, effectively mitigating tax expense.

ASSET AND LIABILITY MANAGEMENT
------------------------------

      The Company engages in a formal process of measuring and defining the amount of interest rate risk. Interest rate risk is the effect on net interest income resulting from changes in interest rates. The goal of the asset and liability management process is to maintain a high, yet stable, net interest margin by identifying the degree of interest rate risk and developing tactics and strategies to mitigate the extent to which net interest income will be affected by changes in interest rates.

      The following tables illustrate the repricing opportunities, or "rate sensitivity" of interest-earning assets and interest bearing liabilities. A repricing may occur if the rate on the asset or liability changes as interest rates change, or, when the rate is fixed, at the time they mature. The "gap" is the difference between rate sensitive assets and rate sensitive liabilities within a specific time frame. Gap is considered an indicator of the effect a change in interest may have on net interest income.

      As of December 31, 1996, the Company's rate sensitive liabilities exceeded rate sensitive assets through one year. This would indicate that if rates increase, net interest income may decrease. In order to determine accurately the effect of changes in interest rates, the repricing effect of each type of interest-earning asset and interest-bearing liability must be measured. Assets and liabilities have different characteristics and the magnitude of change differs for each. Management continually monitors the changes to net interest income which may result from changing interest rates.

                                                     INTEREST RATE SENSITIVITY ANALYSIS
                                                           (Dollars in thousands)

                                    0-3         4-12          1-5         After     Non-interest
                                  months       months        years       5 years       Bearing        Total
                                  ------       ------        -----       -------       -------        -----
Rate-sensitive Assets:
  Cash and due from banks        $ 10,772     $      -     $      -     $      -      $  2,213      $ 12,985
  Fed Funds Sold                   13,200            -            -            -             -        13,200
  Interest bearing balances             -            -            -            -             -             -
   with financial institutions          -          898          999            -             -         1,897
  Securities                        3,460        5,538       46,828        7,768             -        63,594
  Loans                            40,103      100,731       36,897       17,337         1,895       196,963
Allowance for Loan Loss                 -            -            -            -        (2,000)       (2,000)
Other assets                            -            -            -            -         9,936         9,936
                                 --------     --------     --------     --------      --------      --------
  Total Assets                   $ 67,535     $107,167     $ 84,724     $ 25,105      $ 12,044      $296,575
                                 --------     --------     --------     --------      --------      --------

Rate-sensitive Liabilities:
  Non-interest bearing deposits  $      -     $      -     $      -     $      -      $ 32,350      $ 32,350
  Passbook Savings                      -       30,114            -            -             -        30,114
  Interest bearing deposits        57,654            -            -            -             -        57,654
  CD's >100M                        9,232       12,330        7,388            -             -        28,950
  CD's >100M                       22,296       47,173       39,924           12             -       109,405
  IRA's                             2,115        3,369        7,169            -             -        12,653
  Note Payable                        500            -            -            -             -           500
Other liabilities                       -            -            -            -         3,296         3,296
Capital                                 -            -            -            -        21,653        21,653
                                 --------     --------     --------     --------      --------      --------
  Total liabilities              $ 91,797     $ 92,986     $ 54,481     $ 32,362      $ 57,299      $296,575
                                 --------     --------     --------     --------      --------      --------

Periodic Gap                     $(24,262)    $ 14,181     $ 30,243     $ 25,093      $(12,905)
Cumulative Gap                   $(24,262)    $(10,081)    $ 20,162     $ 45,255      $      -


      A significant assumption that creates the large negative gap in the 0 to 3 month category is that all interest-bearing demand accounts are subject to immediate repricing. While it is true that contractually, those accounts are subject to immediate repricing, the rates paid on those accounts are not generally tied to specific indices and are influenced by market conditions and other factors. Accordingly, a general movement in interest rates, either up or down, may not have any immediate effect on the rates paid on these deposit accounts. The foregoing table illustrates only one source of information about sensitivity to interest rate movements. The core of the Company's asset and liability management process consists of simulations that take into account the time that various assets and liabilities may reprice and the degree to which various categories of such assets and liabilities will respond to general interest rate movements. Interest rate risk can only be represented by a measurement of the effects of changing interest rates given the capacity for, and magnitude of, change on specific assets and liabilities.

LIQUIDITY
---------

      Liquidity refers to the availability of funds to meet deposit withdrawals, fund loan commitments and pay expenses. During 1996, the Company's loan portfolio increased to $197 at December 31, 1996 from $173 at December 31, 1995, an increase of $24 or 13.7%. Increases in deposits provided on source of funding for loan growth in 1996. Average interest-bearing deposits increased $21 (10%) between 1995 and 1996. Additional funding for loan growth was provided through sales and maturities of securities.

      A common measure of liquidity is the loan to deposit ratio. As of December 31, the loan to deposit ratio of 72.6% in 1996, and 71.7% in 1995. Increasing this ratio was an important goal for the Company's management during 1996, and significantly added to the Company's profitability.

      Loan commitments include unfunded portions of lines of credit and commercial letters of credit. These unfunded commitments may or may not require funding. At December 31, 1996 and 1995, such commitments totaled $30 and $18, respectively. Loan commitments generate fee income for the Company.

LOAN QUALITY
------------

      The Company has maintained a high level of quality in the loan portfolio. Non-performing loans are those loans which are past due more than 90 days and still accruing interest and those loans on which the Company no longer accrues interest. As of December 31, 1996 and 1995, non-performing loans totaled $1,828 and $1,464, respectively. As a percent of total loans, non-performing loans were .93% at December 31, 1996 and .84% at December 31, 1995.

      The provision for loan losses is a charge to earnings to provide for potential loan losses. The provisions for loan losses was $828 in 1996 and $740 in 1995. Coverage of potential loan losses is provided by the allowance for loan losses. The adequacy of the allowance for loan losses is evaluated at least quarterly by the credit review function and management based upon a review of identified loans with more than a normal degree of risk, historical loss percentages, and present and forecasted economic conditions affecting borrowers. At December 31, the allowance for loan losses was $2,000 for 1996 and $1,722 for 1995. As a percent of total loans, the allowance for loan losses was 1.02% and .99% at those points in time. Management's analysis indicates that the allowance for loan losses at December 31, 1996, was adequate to cover potential losses on identified loans with credit problems and on the remaining portfolio. Contained within the general allowance for loan loss specific allocations can be made if management can determine a loss. In the case of the "Bennett Funding" loans management had specifically reserved $475. Bennett Funding is a Syracuse, New York company which filed for protection under the bankruptcy code in April, 1996.

      Gross loan charge-offs in 1996 and 1995 were $726 and $855 respectively. As a percentage of average loans, gross loan charge-offs were .39% and .51% for those periods.

      Effective January 1, 1995, the Company was required to adopt Financial Accounting Standard No. 114 (FAS 114) which required recognition of loan impairment. Loans are considered impaired if full principal or interest payments are not anticipated. Impaired loans are carried at the present value of expected cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans. The Company's average investment in impaired loans during 1996 was $844. At December 31, 1996, $1,300 of loans were deemed to be impaired and $475 of the allowance for loan losses was allocated to those loans. At December 31, 1995, impaired loans were $129. The large increase in impaired loans was related to loans to Bennett Funding.

CAPITAL
-------

      In June, 1994, the Company completed a rights offering of its common shares. The net proceeds after commissions and expenses from the sale of 60,000 shares were approximately $1,480. This rights offering included options which were exercised in January 1996, resulting in the issuance of 28,449 shares for a total of $485. In April, 1996, the Company repurchased 22,632 shares at a market price of $30 per share.

      Both the Company and the Bank are required to comply with capital requirements promulgated by their primary regulators. Those regulations require the maintenance of specified levels of capital to total assets (the leverage ratio) and to risk-weighted assets (the risk-based capital ratio). These regulations require maintaining a leverage ratio of at least 5% for "well capitalized" entities and a total risk-based capital ratio of at least 10%.

      The Company and the Bank were in full compliance with all regulatory capital requirements at December 31, 1996. The following table indicates the Company's actual capital levels at the dates indicated.

                                    REGULATORY CAPITAL REQUIREMENTS

                                                                Minimum Required
                                                                To be Well
                                          Minimum Required      Capitalized
                                          For Capital           Under Prompt Corrective
                         Actual           Adequacy Purposes     Action Regulations
                         ------           -----------------     ------------------
                    Amount      Ratio     Amount      Ratio     Amount          Ratio
                    ------      -----     ------      -----     ------          -----
Total Capital (to
Risk
Weighted Assets)
  Company           $21,836    11.60%     $15,055      8.0%      $18,819        10.0%
  Bank              $21,487    11.46%     $14,995      8.0%      $18,744        10.0%

Tier I Capital (to
Risk
Weighted Assets
  Company           $19,836    10.54%     $ 7,528      4.0%      $11,291         6.0%
  Bank              $19,487    10.40%     $ 7,498      4.0%      $11,246         6.0%

Tier I Capital (to
Average Assets)
  Company           $19,836    6.73%      $11,795      4.0%      $14,744         5.0%
  Bank              $19,487    6.63%      $11,753      4.0%      $14,692         5.0%


      The Company and Bank at year-end 1996 were categorized as well capitalized.

SELECTED FINANCIAL RATIOS
-------------------------

      The following table indicated certain key financial ratios for the Company for the years indicated:

                                     1996         1995
                                     ----         ----

              Return on Assets       1.21%        1.18%
              Return on Equity      16.05%       16.48%
              Dividend Payout          21%          19%
              Ratio
              Equity to Assets       7.55%        7.14%
              Ratio


NEW ACCOUNTING PRONOUNCEMENTS
-----------------------------

      Financial Accounting Standard No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, was issued by the Financial Accounting Standards Board in 1996. It revises the accounting for transfers of financial assets, such as loans and securities, and for distinguishing between sales and secured borrowings. It is effective for some transactions in 1997 and others in 1998. The effect on the financial statements is not expected to be material.

ITEM 3.  DESCRIPTION OF PROPERTY
         -----------------------

      The Bank's principal office is located in Brookville, Indiana and fourteen (14) of its branches are owned in fee simple by the Bank. The Bank's branches at the Marsh Supermarket in Rushville, the Whitewater Valley Shopping Center in Connersville, and the Jay C Supermarket in Greensburg, Indiana are leased from third parties. These leases expire in January 31, 2015, February 28, 2012 and February 28, 2020, respectively.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
         --------------------------------------------------------------

                            PRINCIPAL SHAREHOLDERS

              The following table sets forth information as of March 31, 1997, regarding ownership of Common Stock of the Company by (i) the only persons known by the Company to own beneficially more than 5% thereof; (ii) the directors and the chief executive officer of the Company individually and
(iii) all officers and directors of the Company as a group.

NAME AND ADDRESS
----------------
      OF
      --
BENEFICIAL OWNER                    SHARES                          PERCENT
----------------                    ------                          -------

Robert S. Dunevant...........     223,535 (1)    ...............     21.81%
3402 N. Dearborn Road
West Harrison
In  47060

James L. Saner, Sr...........      10,601 (2)    ...............      1.03%
105 S. Mulberry
Batesville
IN  47006

Dale J. Deffner..............      72,166 (3)    ...............      7.04%
11013 Lakeside Terrace
Brookville
IN  47012

Dale E. Smith................      32,788 (4)    ...............      3.20%
13103 N SR 1
Brookville
IN  47012

John E. Back.................      30,833 (5)    ...............      3.00%
1072 Fairfield
Brookville
IN  47012

All officers and
  directors as a group
  (5 people).................     369,923        ...............      36.1%



1. Includes 95,482 shares owned by Helen Dunevant, his wife and 1,733 shares available under options.

2. Includes 3,320 shares in a self-directed IRA; 532 shares in Mr. Saner's wife's IRA, 184 shares owed for the benefit of Mr. Saner's sons and 2,662 shares available under options.

3. Includes 35,581 shares owned by Mr. Deffner's wife directly and in an IRA and 3,225 shares owned by Mr. Deffner in a self-directed IRA.

4. Includes 16,300 shares owned by Mr. Smith's wife and 9,569 shares held in trust for Mr. Smith's grandchildren for which he is trustee.

5.    Includes 23,377 shares owned by Mr. Back's wife.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
         ------------------------------------------------------------

      The directors and executive officers of the Company and the Bank, their respective ages at March 31, 1997 and their respective positions with the Company and Bank are listed below:

      NAME                      AGE                     POSITION
      ----                      ---                     --------

Robert S. Dunevant               76              Chairman of the Board
                                                 of the Company

James L. Saner, Sr.              45              President, Chief
                                                 Executive Officer and
                                                 Director of the Company
                                                 and the Bank

Dale E. Smith                    63              Secretary and Director
                                                 of the Company and
                                                 Director of the Bank

John E. Back                     67              Director of the Company
                                                 and the Bank

Dale J. Deffner                  64              Director of the Company
                                                 and Chairman of the Board
                                                 of the Bank

Dieter K.H. Johnsen              62              Director of the Bank

Larry A. Johnson                 47              Director of the Bank

Norman L. Winkler                59              Director of the Bank

Mark W. Dunevant                 41              Senior Vice President
                                                 of the Bank

Elaine M. Cook                   55              Senior Vice President
                                                 of the Bank

John C. Parker                   44              Senior Vice President and
                                                 Comptroller of the Bank

Lynn T. Gordon                   47              Executive Vice President
                                                 of the Bank

Lloyd L. Estep III               37              Vice President of the Bank



      Robert S. Dunevant has been Chairman of the Board of the Company since 1984. He was President of Farmers and Merchants State Bank of Oldenburg when it merged with the Bank in 1983 and served as President/CEO of the Bank from 1983 until his retirement in 1988. He lives in West Harrison, Indiana. Robert Dunevant is the father of Mark Dunevant.

      James L. Saner, Sr. has been President, Chief Executive Officer and a director of the Company and Bank since 1989. He lives in Batesville, Indiana.

      Dale E. Smith has been Secretary and a director of the Company and the Bank since 1983. He is President of Smith Realty and Insurance, Inc. in Brookville and lives in Franklin County, Indiana.

      John E. Back has been a director of the Company and the Bank since 1987. From 1949 until his retirement in 1990 he was employed by Sperry Rubber & Plastics most recently as Senior Vice President. He lives in Brookville, Indiana.

      Dale J. Deffner has been a director of the Company since 1984 and a director of the Bank since 1974. He lives in Brookville, Indiana. He is a Licensed Public Accountant and has been a partner of Deffner & Tebbe Accounting Firm in Brookville since 1969.

      Dieter K.H. Johnsen has been a director of the Bank since 1989. He owns Dieter K.H. Johnsen, Inc., a veneering business and has engaged in that business for more than five years. He lives in Aurora, Indiana.

      Larry A. Johnson has been a director of the Bank since 1987. He has owned a liquor store in Rushville, Indiana since 1991. Prior to that he worked for a farm implement dealer in Rushville. Mr. Johnson resides in Rush County, Indiana.

      Norman L. Winkler has been a director of the Bank since 1987. He has been a lifelong farmer and resident of Rush County, Indiana.

      Mark W. Dunevant has been Senior Vice President of the Bank since February, 1995. From 1991 to February, 1995 he served as a Vice President of the Bank and a regional manager of branches. He has been employed by the Bank since 1981. Mark Dunevant is the son of Robert Dunevant.

      Elaine Cook has been Senior Vice President/Compliance Officer of the Bank since 1990 and has been with the Bank since 1988 when the Bank of Versailles was merged with People's Trust Company. She was President of Bank of Versailles from 1978 until the merger and lives in Versailles, Indiana.

      John Parker has been Senior Vice President/Controller of the Bank since 1990 and has been with the Bank since 1988. He was previously employed by Ripley County Bank in Versailles, Indiana. He resides in Versailles, Indiana.

      Lynn T. Gordon was named Executive Vice President on January 1, 1997. He has been with the Bank since November, 1993 serving as Senior Vice President/Retail Services. Prior to that he worked for Star Bank for several years.

      Lloyd L. Estep III was named Senior Commercial Lender in December, 1996. He has been with the Bank since 1987, serving as a commercial lender and Vice President.

      Directors are elected annually by the shareholders. Officers are elected annually by, and serve at the pleasure of, the Board.

ITEM 6.  EXECUTIVE COMPENSATION
         ----------------------

      The following table sets forth the remuneration of James L. Saner, the Company's Chief Executive Officer and the only executive officer whose total compensation exceeded $100,000 for the year ended December 31, 1996.




                 [Rest of this page left intentionally blank]

                                                              SUMMARY COMPENSATION TABLE

                                                                                                       All Other
                                                                        Long Term Compensation         Compen-
                                  Annual Compensation               Awards                  Payouts    sation
                          -----------------------------------   -----------------------------------    ---------
                                                      Other
                                                      Annual    Restricted    Securities
                                                      Compen-    Stock        Underlying     LTIP
Name and                          Salary     Bonus    sation    Award(s)       Options      Payouts
Principal Position        Year      ($)       ($)      ($)        ($)            (#)          ($)       ($)

James L. Saner, Sr.       1996    127,000    30,000     -         -0-            -0-          -0-       -0-
CEO                       1995    120,000    25,000     -         -0-            -0-          -0-       -0-
                          1994    110,000    20,000     -         -0-            -0-          -0-       -0-

                        OPTION GRANTS IN LAST FISCAL YEAR
                                Individual Grants


                        Number of      % of Total
                        Securities     Options
                        Underlying     Granted to      Exercise or
                        Options        Employees in    Base Price      Expiration
Name                    Granted (#)    Fiscal Year     $/Sh)           Date
                        -----------    -----------     ----------      ----------
James L. Saner, Sr.         550          21.27%          $27.27          11/1/05


                   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                               AND FY-END OPTION VALUES


                                                        Number of
                                                        Securities       Value of
                                                        Underlying       Unexercised
                                                        Unexercised      In-the-Money
                                                        Options at       Options at
                                                        FY-End (#)       FY-End ($)
                          Shares
                          Acquired on       Value       Exercisable/     Exercisable/
Name                      Exercise (#)   Realized ($)   Unexercisable    Unexercisable
----                      ------------   ------------   -------------    -------------
                                                             4435/          66,570/
James L. Saner, Sr.            -0-           -0-            10,186          137,584


      DIRECTORS' FEES. The Bank pays outside directors $3,600 per year, plus committee fees of $3,000 per year for the Loan Committee and $800 per year for all other committees. The Company pays outside directors' fees of $10,000 per year. Neither the Company nor the Bank provides any other benefits to directors except that each director is provided life insurance coverage of $10,000 while serving as a board member.

      STOCK OPTION PLANS. The Company maintains two stock compensation plans to provide continuing long-term incentives to selected eligible key employees and directors of the Company and the Bank, to provide a means of rewarding outstanding performance by such individuals and to enable the Company and the Bank to attract and retain key personnel necessary for the continued long-term growth and profitability of the Company. The

Company's Nonqualified Stock Option Plan (the "Nonqualified Plan") covers an aggregate of 2,841 shares of Common Stock. The Company's Incentive Stock Option Plan (the "Incentive Plan") covers an aggregate of 30,288 shares of Common Stock.

      THE NONQUALIFIED PLAN. The Nonqualified Plan is administered by the Board of Directors (the "Board"). The Board may interpret the Nonqualified Plan and, subject to its provisions, may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the Nonqualified Plan. Subject to certain limits set forth in the Nonqualified Plan, the Board has complete discretion to select the participants, establish the manner in which options are granted and exercised, cancel or modify options in certain situations, and otherwise prescribe all of the terms and provisions of options granted under the Nonqualified Plan. All options granted under the Nonqualified Plan are non-qualified stock options.

      As of March 31, 1997, 2841 were outstanding under the Nonqualified Plan and available for exercise with an effective exercise price of $13.25 per share (which was 100% of the book value of the shares on the date of grant). The individuals participating in the Nonqualified Plan incur personal taxable income and the Company receives a tax deduction for the difference between the market value and the exercise price upon exercise of the options.

      THE INCENTIVE PLAN. The Incentive Plan is administered by a committee composed of at least three members of the Board of Directors, none of whom are eligible to participate in the Incentive Plan (the "Committee"). The Committee may interpret the Incentive Plan and, subject to its provisions, may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the Incentive Plan. Subject to certain limits set forth in the Incentive Plan, the Committee has complete discretion to select the participants, establish the manner in which options are granted and exercised, cancel or modify options in certain situations, and otherwise prescribe all of the terms and provisions of options granted under the Incentive Plan.

      As of March 31, 1997, options for 30,288 shares of Common Stock had been granted under the Incentive Plan. Of the 30,288 shares subject to outstanding options, options for 9,995 shares are fully vested and options for the remaining 20,293 shares are subject to a four year vesting schedule. The option exercise prices range from $14.65 to $27.27 per share which was the Board of Director's determination of the stock's fair market value per share at the date of grant.

      Options under the Incentive Plan may only be "incentive stock options" within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended (the "Code"). The exercise price of incentive stock options granted under the Incentive Plan may not be less than 100% of the fair market value of the Common Stock on the date of grant, as determined by the Committee, and the term of any option may not exceed ten years. With respect to any employee who owns stock possessing more than 10% of the voting power of the outstanding stock of the Company, the exercise price of any incentive stock option must be at least equal to 110% of the fair market value of such shares on the date of grant, and the term of any option may be no longer than five years. The aggregate fair market value of the Common Stock (determined at the date of the option grant) with respect to which incentive stock options are exercisable for the first time by any individual during any calendar year may not exceed $100,000.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
         ----------------------------------------------

      From time to time, the Bank makes loans to its directors and officers and to directors, officers and principal shareholders of the Company. At December 31, 1996, such loans and extensions of credit totaled, in the aggregate, $2,139,417. Such loans and all similar loans or advances outstanding during any of the two prior years, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and have not involved more than the normal risk of collectibility or presented other unfavorable features. All such loans were in the ordinary course of business. The Company expects the Bank will engage in similar transactions in the future to the extent permitted by applicable federal and state banking laws.

      Dale E. Smith, one of the directors and the Secretary of the Company and the Bank, is the President and principal shareholder of Smith Insurance and Real Estate Agency. From time to time, the Company and the Bank utilize the services provided by that Agency. Such payments were $15,699 in 1995 and $37,753 in 1996.

ITEM 8.  DESCRIPTION OF SECURITIES
         -------------------------

      The rights of the holders of capital stock of the Company are established pursuant to the Articles of Incorporation and the By-laws of the Company. The Articles of Incorporation are subject to amendment from time to time by a majority vote of the Directors and shareholders of the Company. The By-laws may be amended by majority vote of the Directors. The foregoing and following discussion consists of a summary of the terms of the authorized capital stock of the Company and is qualified in its entirety by the current terms of the entire Articles of Incorporation of the Company.

      The Company is authorized to issue 2,000,000 shares of Common Stock, no par value, and 1,000,000 shares of Preferred Stock.

      COMMON STOCK
      ------------

      As of March 31, 1997, there were 1,024,452 shares of Common Stock outstanding which were held of record by approximately 544 shareholders. The holders of shares of Common Stock are entitled to one vote per share upon all matters coming before the shareholders for a vote, including the election of directors, but do not have cumulative voting rights or preemptive rights. Shares of Common Stock are not redeemable, do not have any conversion rights, and are not liable for assessments. After the payment of preferential dividends to holders of any series or class of Preferred Stock if created in the future having a dividend preference as may be determined and authorized by the Board of Directors, holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors from funds legally available therefor. Upon any liquidation, dissolution or winding up of the Company, or upon the merger, consolidation, reorganization, or the sale of the assets of the Company, holders of Common Stock are entitled to receive pro rata all assets remaining available for distribution to shareholders after satisfaction of all amounts owed to creditors of the Company and any preferential rights of the holders of Preferred Stock if any are created in the future.

      PREFERRED STOCK
      ---------------

      The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the rights, voting rights, terms of redemption prices liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of the Common Stock. At present, the Company has no plans to issue any of the Preferred Stock.

      INDIANA LAW
      -----------

      Under the Indiana Business Corporation Law ("IBCL"), several provisions could affect the acquisition of the shares of or control over the Company. The IBCL contains a Control Share Acquisition Chapter that may have the effect of discouraging or making more difficult a hostile takeover of an Indiana corporation. This provision also may have the effect of discouraging premium bids for outstanding shares. The Control Share Acquisition Chapter provides that, unless otherwise provided in a corporation's articles of incorporation or bylaws, shares acquired in certain acquisitions of the corporation's stock (which take the acquiror over the successive thresholds of 20%, 33% and 50% of the corporation's stock) will be accorded voting rights only if a majority of the disinterested shareholders approves a resolution granting the potential acquiror the ability to vote such shares. An Indiana corporation is subject to the Control Share Acquisition Chapter if it has 100 or more shareholders and its principal place of business is in Indiana. An Indiana corporation otherwise subject to the Control Share Acquisition Chapter may elect not to be governed by the statute by so providing in its articles of incorporation or bylaws. The Company has not made such an election and, therefore, the Company is subject to the statute.

      In addition to the Control Share Acquisition Chapter, the IBCL contains a Business Combinations Chapter. The Business Combinations Chapter provides that, unless a company elects not to be governed by that chapter, certain Indiana corporations and a 10% or greater shareholder may not engage in certain business combinations, including mergers, sales of assets, recapitalizations, and reverse stock splits for five years following the date on which the shareholder obtained a 10% or greater ownership interest, unless the acquisition has been approved in advance of that date by the Board of Directors. In addition, if prior approval is not obtained, the Company and such shareholder may not consummate a business combination unless a majority of disinterested shareholders approve the transaction or all shareholders receive a price per share determined in accordance with the Business Combinations Chapter.

      The IBCL specifically authorizes directors, in considering the best interests of a corporation, to consider the effects of any action on shareholders, employees, suppliers, and customers of the corporation, the communities in which offices or other facilities of the corporation are located, and any other factors the directors consider pertinent. Under the IBCL, directors are not required to approve a proposed business combination or other corporation action if the directors determine in good faith, after considering and weighing as they deem appropriate the effects of such action on the corporation's constituents, that such approval is not in the best interest of the corporation. The IBCL explicitly provides that the different or higher degree of scrutiny imposed in Delaware and certain other jurisdictions upon director actions taken in response to potential changes in control are inconsistent with the proper application of the applicable provisions of the IBCL.

      In taking or declining to take any action or in making any recommendation to a corporation's shareholders with respect to any matter, directors are authorized under the IBCL to consider both the short-term and long-term interests of the corporation as well as interests of other constituencies and other relevant factors. Any determination made with respect to the foregoing by a majority of disinterested directors shall conclusively be presumed to be valid unless it can be demonstrated that such determination was not made in good faith.

      Because of the foregoing provisions of the IBCL, the Board has flexibility in responding to unsolicited proposals to acquire the Company, and accordingly, it may be more difficult for an acquiror to gain control of the Company in a transaction not approved by the Board.

      The IBCL also imposes restrictions in connection with shareholder derivative proceedings. The IBCL provides that if a shareholder of the corporation files a derivative complaint, the corporation's board of directors may establish a committee of disinterested directors or other disinterested persons to investigate the complaint. The IBCL authorizes a stay of any court proceedings on the complaint until the investigation of such committee is completed. If the committee determines that pursuit of the claim through the derivative proceeding would not be in the best interests of the corporation, then the committee can terminate the derivative proceeding. The conclusion of the committee is determinative unless the shareholder who filed the complaint can demonstrate that the committee was not disinterested or did not act in good faith.

      REGISTRAR/TRANSFER AGENT
      ------------------------

      The Bank serves as the registrar and transfer agent for the Common
Stock.

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
         -------------------------------------------------------------------
         OTHER SHAREHOLDER MATTERS
         -------------------------

      Although the shares of common stock have been traded sporadically in the over-the-counter market, there is no established public trading market for the shares. Because of the very limited trading, historical bid prices must be considered somewhat arbitrary and not reflective of any actual value of the shares or an actual trading range. The only historical bid prices of which the Company has a record are those provided to the Company upon its request by the brokers known by the Company to deal in the Company's common stock. As of March 31, 1997, approximately 1,024,452 shares of common stock were outstanding held of record by approximately 544 persons, and there were outstanding options which were exercisable on that date (or within 90 days thereof) for approximately 4,571 shares of common stock. All of the outstanding shares are common stock and are eligible for sale pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

      The principal source of revenue of the Company is dividends from the Bank. Therefore, the Company is dependent upon the dividends paid by the Bank for funds to pay dividends on the common stock. The Bank's ability to pay dividends to the Company, the Company's ability to pay dividends to holders of the shares and the ability of the Bank to loan funds to the Company are all restricted and limited as described in "DESCRIPTION OF BUSINESS--REGULATION AND SUPERVISION." The Company has declared cash dividends on its common stock as follows: (adjusted for stock dividends in 1995 and 1996)


                           Cash Dividends

       Calendar Quarter                    Per Common Share
       ----------------                    ----------------

       1995:
           First Quarter  . . . . . . . . .   $ .125
           Second Quarter . . . . . . . . .     .130
           Third Quarter  . . . . . . . . .     .130
           Fourth Quarter . . . . . . . . .     .145

       1996:
           First Quarter  . . . . . . . . .   $ .145
           Second Quarter . . . . . . . . .     .165
           Third Quarter  . . . . . . . . .     .165
           Fourth Quarter . . . . . . . . .     .185

      The Company currently anticipates paying quarterly cash dividends although the payment of such dividends is subject to the discretion of the Board of Directors. The declaration of future dividends will depend on, among other things, the earnings, financial condition and cash requirements of the Company at the time such payment is considered, and on the ability of the Company to receive dividends from the Bank the amount of which is subject to regulatory limitations. No assurance can be given that any future dividends will be declared or paid.

ITEM 2.  LEGAL PROCEEDINGS
         -----------------

      The Bank from time to time is a party to routine litigation incidental to its business. The Company is not currently a party to any material litigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
         ---------------------------------------------

      None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
         ---------------------------------------

            In connection with a rights offering, the Company issued, pursuant to an exemption under Regulation A, 60,000 shares in June, 1994 and 28,449 shares in January, 1996. In November, 1996, the Company declared a 10% stock dividend to all shareholders then of record.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
         -----------------------------------------

      The Indiana Business Corporation law, as amended, authorizes Indiana corporations to indemnify officers and directors from liability for non-negligent acts and omissions, and permits the purchase of insurance on behalf of such persons in this regard. In addition, the shareholders of a corporation may approve the inclusion of other or additional indemnification provisions in the articles of incorporation and by-laws.

      The by-laws of the Registrant require the Registrant to indemnify any person who is or was a director of officer of the Registrant against any and all liabilities and reasonable expenses incurred by such person in connection with or resulting from any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, provided that it is determined: (i) such person's conduct was in good faith; (ii) such person reasonably believed his or her conduct was in or not opposed to the best interests of the Registrant; and (iii) in the case of criminal proceedings, such person had no reasonable cause to believe his or her conduct was unlawful.

PART F/S

                                P.T.C. BANCORP
                             Brookville, Indiana

                             FINANCIAL STATEMENTS
                          December 31, 1996 and 1995








                                   CONTENTS








REPORT OF INDEPENDENT AUDITORS  . . . . . . . . . . . . . . . . . . . .   F2


FINANCIAL STATEMENTS

  CONSOLIDATED BALANCE SHEETS   . . . . . . . . . . . . . . . . . . . .   F3

  CONSOLIDATED STATEMENTS OF INCOME   . . . . . . . . . . . . . . . . .   F4

  CONSOLIDATED STATEMENTS OF CASH FLOWS   . . . . . . . . . . . . . . .   F5

  CONSOLIDATED STATEMENTS OF CHANGES IN
     SHAREHOLDERS' EQUITY   . . . . . . . . . . . . . . . . . . . . . .   F6

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  . . . . . . . . . . . . .   F7


                                      F1

                        REPORT OF INDEPENDENT AUDITORS




Board of Directors and Shareholders
P.T.C. Bancorp
Brookville, Indiana


We have audited the accompanying consolidated balance sheets of P.T.C. Bancorp as of December 31, 1996 and 1995, and the related consolidated statements of income, cash flows, and changes in shareholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of P.T.C. Bancorp as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.




                                       Crowe, Chizek and Company LLP


Indianapolis, Indiana
January 23, 1997

                                      F2

                                P.T.C. BANCORP
                         CONSOLIDATED BALANCE SHEETS
                          December 31, 1996 and 1995



                                                                 1996           1995
                                                                 ----           ----
ASSETS
Cash and cash equivalents                                    $ 26,185,347   $ 24,474,107
Interest bearing balances with financial institutions           1,897,000      2,386,369
Securities available for sale, at fair value                   38,375,826     38,426,368
Securities held to maturity                                    25,218,575     19,500,690
Loans, net of deferred loan fees                              196,963,140    173,178,986
Allowance for loan losses                                      (2,000,324)    (1,721,947)
                                                             ------------   ------------
  Net loans                                                   194,962,816    171,457,039
Premises and equipment, net                                     3,511,742      3,066,738
Intangible assets                                               1,619,480      1,838,483
Accrued interest receivable and other assets                    4,805,212      3,561,956
                                                             ------------   ------------

                                                             $296,575,998   $264,711,750
                                                             ============   ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Deposits
     Non-interest bearing deposits                           $ 32,349,585   $ 19,752,746
     Interest bearing deposits                                238,777,267    221,981,686
                                                             ------------   ------------
       Total deposits                                         271,126,852    241,734,432
  Notes payable                                                   500,000      1,000,000
  Accrued interest payable and other liabilities                3,295,811      2,759,219
                                                             ------------   ------------
       Total liabilities                                      274,922,663    245,493,651
                                                             ------------   ------------

Commitments and contingencies

Shareholders' equity
  Preferred stock, no par value; 1,000,000 shares
    authorized, no shares issued and outstanding
  Common stock, $1 stated value:  2,000,000 shares
    authorized, 1,024,276 and 924,069 shares issued             1,024,276        924,069
    and outstanding
  Additional paid-in capital                                   10,413,146      7,908,794
  Retained earnings                                            10,017,584     10,208,434
  Unrealized gain on securities available for sale, net           198,329        176,802
                                                             ------------   ------------
     Total shareholders' equity                                21,653,335     19,218,099
                                                             ------------   ------------

                                                             $296,575,998   $264,711,750
                                                             ============   ============

                                      F3

                                P.T.C. BANCORP
                      CONSOLIDATED STATEMENTS OF INCOME
                    Years ended December 31, 1996 and 1995


                                                         1996          1995
                                                         ----          ----
INTEREST INCOME
  Interest and fees on loans                         $17,125,228   $15,446,482
  Interest on investment securities
     Taxable                                           2,440,146     2,497,641
     Non-taxable                                       1,190,681       940,240
  Interest on balances with financial institutions       129,627        62,347
  Interest on federal funds sold                         433,394       473,399
                                                     -----------   -----------
     Total interest income                            21,319,076    19,420,109

INTEREST EXPENSE
  Interest on deposits                                10,837,329     9,733,562
  Interest on notes payable                               59,968       101,717
                                                     -----------   -----------
     Total interest expense                           10,897,297     9,835,279
                                                     -----------   -----------

NET INTEREST INCOME                                   10,421,779     9,584,830
Provision for loan losses                                828,000       740,000
                                                     -----------   -----------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES    9,593,779     8,844,830


NON-INTEREST INCOME
  Service charges on deposit accounts                  1,198,556     1,192,275
  Mortgage banking income                                795,208       446,859
  Securities gains/(losses)                              103,650       (76,367)
  Travel commission income                                66,249       177,906
  Other income                                           185,480       161,004
                                                     -----------   -----------
     Total non-interest income                         2,349,143     1,901,677

NON-INTEREST EXPENSES
  Salaries and employee benefits                       4,136,754     3,724,693
  Occupancy and equipment expense                        832,571       763,126
  Data processing expense                                372,441       349,613
  FDIC assessment                                          2,000       250,796
  Other operating expenses                             1,759,694     1,551,058
                                                     -----------   -----------
     Total non-interest expense                        7,103,460     6,639,286
                                                     -----------   -----------

INCOME BEFORE INCOME TAXES                             4,839,462     4,107,221

Provision for income taxes                             1,563,693     1,199,964
                                                     -----------   -----------

NET INCOME                                           $ 3,275,769   $ 2,907,257
                                                     ===========   ===========

Net income per share                                 $      3.17   $      2.86
                                                     ===========   ===========

Weighted average common shares outstanding             1,031,922     1,016,476
                                                     ===========   ===========

                                      F4

                                P.T.C. BANCORP
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                    Years ended December 31, 1996 and 1995


                                                                   1996           1995
                                                                   ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                    $ 3,275,769    $ 2,907,257
  Adjustments to reconcile net income to net cash
    from operating activities:
     Depreciation                                                   282,456        294,920
     Provision for loan losses                                      828,000        740,000
     (Gain)/loss on sale of securities                             (103,650)        76,367
     Amortization of intangible assets                              219,003        230,006
     Change in accrued interest receivable and other assets      (1,257,376)        17,776
     Net amortization/(accretion) on securities                     115,337        (86,123)
     Change in accrued interest payable and other liabilities       536,591        655,718
                                                                -----------    -----------
       Net cash from operating activities                         3,896,130      4,835,921

CASH FLOWS FROM INVESTING ACTIVITIES:
  Property and equipment expenditures                              (727,460)      (633,368)
  Loans made to customers and principal collections thereon     (24,333,777)   (14,701,975)
  Proceeds from sales, maturities, and principal paydowns
    of securities available for sale                             17,658,091     21,903,216
  Proceeds from maturities and principal paydowns
    of securities held to maturity                                7,121,140      5,514,261
  Purchases of securities available for sale                    (17,615,607)   (20,898,559)
  Purchases of securities held to maturity                      (12,807,006)    (6,712,188)
  Net change in deposits with other financial institutions          489,369     (1,102,398)
                                                                -----------    -----------
     Net cash from investing activities                         (30,215,250)   (16,631,011)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net change in deposit accounts                                 29,392,420     19,435,429
  Payments on note payable                                         (500,000)      (407,500)
  Dividends paid                                                   (678,929)      (542,520)
  Redemption of shares of stock                                    (689,590)             -
  Proceeds from issuance of stock                                   506,459              -
                                                                -----------    -----------
     Net cash from financing activities                          28,030,360     18,485,409
                                                                -----------    -----------

NET CHANGE IN CASH AND CASH EQUIVALENTS                           1,711,240      6,690,319

Cash and cash equivalents at beginning of year                   24,474,107     17,783,788
                                                                -----------    -----------

Cash and cash equivalents at end of year                        $26,185,347    $24,474,107
                                                                ===========    ===========

Cash paid during the period for:
  Interest                                                      $10,879,210    $ 9,223,655
  Income taxes                                                    1,721,825      1,224,500


               See accompanying notes to financial statements.

                                      F5

                                P.T.C. BANCORP
          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                    Years ended December 31, 1996 and 1995


                                                                                                   Unrealized
                                                                                                   Gain/(loss)
                                                       Additional                                 on Securities       Total
                                            Common      Paid-in        Retained       Treasury      Available     Shareholders'
                                            Stock       Capital        Earnings        Stock         for Sale        Equity
                                            -----       -------        --------        -----         --------        ------
BALANCES AT JANUARY 1, 1995              $  857,627   $ 6,155,621    $ 9,868,073    $ (204,761)    $ (909,344)    $15,767,216

Net income                                                             2,907,257                                    2,907,257
Cash dividends ($.53 per share)                                         (542,520)                                    (542,520)
Cancellation of treasury shares             (17,907)     (186,854)                     204,761                              -
10% stock dividend (Note 1)                  84,349     1,940,027     (2,024,376)                                           -
Change in unrealized gain/(loss)
  on securities                                                                                     1,086,146       1,086,146
                                         ----------   -----------    -----------    ----------     ----------     -----------

BALANCES AT DECEMBER 31, 1995               924,069     7,908,794     10,208,434             -        176,802      19,218,099

Net income                                                             3,275,769                                    3,275,769
Cash dividends ($.66 per share)                                         (678,929)                                    (678,929)
10% stock dividend (Note 1)                  92,923     2,694,767     (2,787,690)                                           -
Redemption of shares (22,634 shares)        (22,634)     (666,956)                                                   (689,590)
Exercised stock options (1,469 shares)        1,469        19,934                                                      21,403
Issuance of shares to existing
  shareholders (28,449 shares)               28,449       456,607                                                     485,056
Change in unrealized gain/(loss)
  on securities                                                                                        21,527          21,527
                                         ----------   -----------    -----------    ----------     ----------     -----------

BALANCE AT DECEMBER 31, 1996             $1,024,276   $10,413,146    $10,017,584    $        -     $  198,329     $21,653,335
                                         ==========   ===========    ===========    ==========     ==========     -----------

               See accompanying notes to financial statements.

                                      F6

                                P.T.C. BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1996 and 1995



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include the accounts of P.T.C. Bancorp (Company) and its wholly-owned subsidiary, People's Trust Company (Bank). All significant intercompany transactions have been eliminated in consolidation.

Description of Business: P.T.C. Bancorp generates mortgage, commercial, and installment loans and receives deposits from customers located primarily in southeastern Indiana. The majority of the Company's loans are secured by specific items of collateral including business assets, consumer assets and real property.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates. Estimates that are more susceptible to change in the near term include the allowance for loan losses and fair values of certain securities.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods. The Company reports net cash flows for customer loan transactions, deposit transactions, and deposits made with other institutions.

Securities: Securities are classified by management at date of purchase as available for sale or held to maturity. Securities classified as available for sale are securities that might be sold in response to changes in interest rates, changes in prepayment risk, or other similar factors, and which are carried at fair value. The unrealized gain/(loss) on securities available for sale is reflected as a separate component of shareholders equity, net of tax. Securities classified as held to maturity are securities that the Company has both the ability and positive intent to hold to maturity and are carried at amortized cost (cost adjusted for amortization of premium or accretion of discounts). Interest income on securities is recognized using the level yield basis. Gains and losses on sales of securities are computed on a specific identification basis.

Loans Held for Sale: During the normal course of business, the Company originates certain mortgage loans for the purpose of selling them in certain secondary markets. These loans are carried at the lower of aggregate cost or market value.

Loans: Loans are reported at the principal balance outstanding, net of deferred loan fees and costs, the allowance for loan losses, and charge-offs. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

                                  (Continued)

                                      F7

                                P.T.C. BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1996 and 1995



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest income is not reported when full loan repayment is in doubt, typically when payments are past due over 90 days. Interest received on such loans is recognized on the cash basis or reported as principal reductions.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management s judgment, should be charged-off.

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan s existing rate. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when the internal grading system indicates a doubtful classification.

Servicing Rights: Upon adopting Financial Accounting Standard No. 122 at the start of 1996, servicing rights represent the allocated value of servicing rights retained on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and term. Any impairment of a grouping is reported as a valuation allowance.

Premises and Equipment: Premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is charged to operating expense over the useful lives of assets and is computed on straight-line and accelerated methods. Maintenance and repairs are charged to operations as incurred. Improvements are capitalized and disposals are recorded in the year sold or abandoned.

Intangible Assets: Intangible assets consist of goodwill and core deposit intangibles. Goodwill is being amortized on a straight-line method over fifteen years. The core deposit is being amortized based on the estimated life of the deposits assumed, which is ten years.

Stock Options: Expenses for compensation under stock option plans is based on APB Opinion 25, with expense reported only if options are granted below market price at date of grant. Proforma disclosures of net income and earnings per share as required by FASB Statement No. 123 are not presented, because the fair value of options granted during 1996 and 1995 is not material.

                                  (Continued)

                                      F8

                                P.T.C. BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1996 and 1995



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: Deferred tax liabilities and assets are determined at each balance sheet date. They are measured by applying enacted tax laws to future amounts that will result from differences in the financial statement and tax basis of assets and liabilities. Recognition of deferred tax assets is limited by the establishment of a valuation reserve unless management concludes that they are more likely than not going to result in future tax benefits to the Company. Income tax expense is the amount paid for the current year income tax liability plus or minus the change in deferred taxes.

Earnings Per Share: Earnings per share is based on the weighted average common shares outstanding. The Company declared a 10 percent stock dividend in November, 1995 and 1996. Earnings and dividend per share amounts have been retroactively restated. Stock options are not materially dilutive for earnings per share purposes.


NOTE 2 - SECURITIES

The amortized cost and fair values of securities available for sale are as follows at December 31:

                                                             1996
                                                             ----
                                                      Gross         Gross
                                      Amortized    Unrealized    Unrealized       Fair
                                        Cost          Gains        Losses         Value
                                        ----          -----        ------         -----
U.S. Treasury and government
  agency securities                 $ 30,066,088   $   255,260   $  (42,771)   $ 30,278,577
State and political subdivisions       1,971,500        63,384         (338)      2,034,546
Mortgage-backed and other
  asset-backed securities              2,582,657        46,082       (7,177)      2,621,562
Corporate debt securities              1,906,294        38,374      (24,399)      1,920,269
Equity securities                      1,520,872             -            -       1,520,872
                                    ------------   -----------   ----------    ------------
    Totals                          $ 38,047,411   $   403,100   $  (74,685)   $ 38,375,826
                                    ============   ===========   ==========    ============

                                                             1995
                                                             ----
                                                      Gross         Gross
                                      Amortized    Unrealized    Unrealized       Fair
                                        Cost          Gains        Losses         Value
                                        ----          -----        ------         -----
U.S. Treasury and government
  agency securities                 $ 27,892,354   $   232,387   $  (51,533)   $ 28,073,208
State and political subdivisions       2,336,997        78,183       (4,562)      2,410,618
Mortgage-backed and other
  asset-backed securities              2,782,970        50,560       (6,849)      2,826,682
Corporate debt securities              3,599,169         8,896      (14,315)      3,593,750
Equity securities                      1,522,110             -            -       1,522,110
                                    ------------   -----------   ----------    ------------
  Totals                            $ 38,133,600   $   370,026   $  (77,259)   $ 38,426,368
                                    ============   ===========   ==========    ============

                                 (Continued)

                                      F9

                                P.T.C. BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1996 and 1995



NOTE 2 - SECURITIES (Continued)

The amortized cost and fair values of securities held to maturity are as follows at December 31:

                                                               1996
                                                               ----
                                                       Gross          Gross
                                        Amortized    Unrealized     Unrealized        Fair
                                          Cost         Gains          Losses          Value
                                          ----         -----          ------          -----
U.S. Treasury and government
  agency securities                   $    167,763   $    29,632   $         -    $    197,395
State and political subdivisions        24,187,781       228,516       (50,568)     24,365,729
Mortgage-backed securities                 296,915        37,800          (223)        334,492
Other debt securities                      566,116            94        (2,846)        563,364
                                      ------------   -----------   -----------    ------------

  Totals                              $ 25,218,575   $   296,042   $   (53,637)   $ 25,460,980
                                      ============   ===========   ===========    ============

                                                               1995
                                                               ----
                                                       Gross          Gross
                                        Amortized    Unrealized     Unrealized        Fair
                                          Cost         Gains          Losses          Value
                                          ----         -----          ------          -----
U.S. Treasury and government
  agency securities                   $    154,914   $    41,972   $         -    $    196,886
State and political subdivisions        17,895,268       244,728       (32,592)     18,107,406
Mortgage-backed securities                 950,508        61,933             -       1,012,441
Other debt securities                      500,000             -             -         500,000
                                      ------------   -----------   -----------    ------------
  Totals                              $ 19,500,690   $   348,633   $   (32,592)   $ 19,816,733


                                 (Continued)

                                     F10

                                P.T.C. BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1996 and 1995



NOTE 2 - SECURITIES (Continued)

The amortized cost and fair value of securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                       Available for Sale          Held to Maturity
                                       ------------------          ----------------
                                    Amortized        Fair       Amortized       Fair
                                       Cost          Value         Cost         Value
                                    ---------        -----      ---------       -----
Due in one year or less           $ 5,061,467    $ 5,065,127   $ 3,411,075   $ 3,432,023
Due after one year through
  five years                       27,210,079     27,418,423    18,374,449    18,492,951
Due after five years through
  ten years                         1,303,734      1,344,787     1,957,637     1,977,253
Due after ten years                   368,602        405,055     1,178,499     1,224,261
                                  -----------    -----------   -----------   -----------

Total fixed maturity debt
  securities                       33,943,882     34,233,392    24,921,660    25,126,488
Mortgage-backed securities          2,582,657      2,621,562       296,915       334,492
Equity securities                   1,520,872      1,520,872             -             -
                                  -----------    -----------   -----------   -----------
                                   38,047,411     38,375,826    25,218,575    25,460,980
                                  ===========    ===========   ===========   ===========

Proceeds from sales of securities during 1996 and 1995 were $3,736,825 and $3,573,149. Gross gains of $122,427 and gross losses of $18,777 were realized on sales of available for sale securities in 1996. Gross gains of $8,408 and gross losses of $84,775 were realized on sales of available for sale securities in 1995.

At December 31, 1996 and 1995, securities carried at $2,263,725 and $5,773,900 were pledged to secure public deposits and for other purposes.

                                 (Continued)

                                     F11

                                P.T.C. BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1996 and 1995



NOTE 3 - LOANS

Loans are comprised of the following classifications:

                                                        1996          1995
                                                        ----          ----
Real estate-residential                             $ 74,433,000  $ 61,544,000
Real estate-commercial                                43,370,000    36,140,000
Real estate construction                              13,650,000     9,583,000
Commercial                                            41,655,000    39,518,000
Consumer                                              21,325,000    23,723,000
Other                                                  2,875,000     2,987,000
Deferred loan fees                                      (345,000)     (316,000)
                                                    ------------  ------------
  Total loans, net of deferred loan fees            $196,963,000  $173,179,000
                                                    ============  ============

Residential real estate loans include loans held for sale of $430,000 and $2,117,000.


Mortgage loans serviced for others are not reported as assets. These loans totaled $86,495,000 and $69,090,000 at year-end 1996 and 1995. At year-end
1996, mortgage servicing rights were $225,000. Activity during 1996 included $258,000 of additions and amortization expense of $33,000. There was no valuation allowance at year-end 1996.


NOTE 4 - ALLOWANCE FOR LOAN LOSSES

An analysis of the allowance for loan losses follows:


                                                        1996          1995
                                                        ----          ----
Beginning balance                                    $ 1,721,947  $ 1,600,551
Provision for loan losses                                828,000      740,000
Losses charged to the allowance                         (725,569)    (855,690)
Recoveries credited to the allowance                     175,946      237,086
                                                     -----------  -----------
  Ending balance                                     $ 2,000,324  $ 1,721,947
                                                     ===========  ===========

Impaired loans were as follows:

                                                        1996          1995
                                                        ----          ----
Year-end loans with no allowance for loan
  losses allocated                                   $         -  $   128,797
Year-end loans with allowance for loan
  losses allocated                                     1,300,000            -
Amount of the allowance allocated                        475,000            -


Average of impaired loans during the year                844,059      490,179

Interest income recognized during impairment              27,756            -
Cash-basis interest income recognized                     27,756            -




                                 (Continued)

                                     F12

                                P.T.C. BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1996 and 1995



NOTE 5 - PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31 follows:


                                                       1996          1995
                                                       ----          ----
Land                                               $  351,916    $  351,916
Buildings and improvements                          3,738,630     3,418,627
Equipment and furniture                             2,481,732     2,090,435
                                                   ----------    ----------
  Total                                             6,572,278     5,860,978
Less accumulated depreciation                       3,060,536     2,794,240
                                                   ----------    ----------
  Total premises and equipment, net                $3,511,742    $3,066,738
                                                   ==========    ==========


NOTE 6 - DEPOSITS

Certificates of deposits in denominations of $100,000 or more as of December 31, 1996 and 1995 were $28,948,860 and $24,318,073.


At year-end 1996, stated maturities of time deposits were:


            1997                   $ 96,265,835
            1998                     36,673,139
            1999                      9,893,852
            2000                      6,163,774
            2001                      1,955,978
            Thereafter                   29,172
                                   ------------
                                   $150,981,750
                                   ============


NOTE 7 - NOTES PAYABLE

The Company has a note payable maturing on December 31, 1998, which is secured by 100% of the Bank's common stock. Payments are due each quarter, consisting of $92,500 principal plus accrued interest. Interest is calculated based on the LIBOR rate plus 2.85% (7.44% at December 31, 1996).


                                 (Continued)

                                     F13

                                P.T.C. BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1996 and 1995



NOTE 8 - BENEFIT PLANS

The Company maintains a 401(K) profit-sharing plan covering substantially all employees. Under this plan, employer matching contributions are 50% of employee contributions, up to 6% of eligible salary, plus a profit sharing allocation to all eligible employees. Annual contributions are at the discretion of the Board of Directors. Contributions provided for the 401(K) plan and charged to operations totaled $157,893 and $148,657 in 1996 and 1995.

The Company maintains a stock option plan covering directors and executive officers. Options are granted at no less than fair value of the Company s stock. Accordingly, no compensation cost has been recognized. Options under the officer plan are generally subject to a 4-year vesting schedule, and expire five years from date of vesting. There were 5,060 options granted during 1995, and 2,365 during 1996. At year-end 1996, there were 32,731 options outstanding under the officer plan with a weighted average exercise price of $16.93, and range of exercise prices of $14.65 - $27.27. There were no options granted in 1995 or 1996 under the director s plan. At year-end 1996, there were 2,096 options outstanding with an effective price of $13.23 per share.


NOTE 9 - INCOME TAXES

An analysis of the components of income taxes follows:


                                               1996          1995
                                               ----          ----

Current income taxes                        $ 1,551,766  $ 1,354,446
Deferred income taxes                            11,927     (154,482)
                                            -----------  -----------
  Total income taxes                        $ 1,563,693  $ 1,199,964
                                            ===========  ===========

The difference between the financial statement tax provision and amounts computed by applying the federal income tax rate of 34% to pretax income is reconciled as follows:


                                               1996          1995
                                               ----          ----

Computed expected provision                 $ 1,645,417  $ 1,396,455
Tax effect of:
  Tax-exempt interest income                   (545,956)    (448,220)
  Non-deductible interest expense                94,244       74,669
  State income tax, net                         278,603      231,799
  Other items                                    91,385      (54,739)
                                            -----------  -----------
     Applicable income tax                  $ 1,563,693  $ 1,199,964
                                            ===========  ===========


                                 (Continued)

                                     F14

                                P.T.C. BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1996 and 1995



NOTE 9 - INCOME TAXES (Continued)

The net deferred tax asset is comprised of the following components:


                                                         1996         1995
                                                         ----         ----
Deferred tax assets:
  Allowance for loan losses                          $   549,957  $   439,692
  Deferred compensation                                   55,737       60,490
  Core deposit intangibles                                67,258       53,394
  Other                                                    5,348      117,030
                                                     -----------  -----------
                                                         678,300      670,606


Deferred tax liabilities:
  Unrealized gain on securities available-for-sale      (130,085)    (115,965)
  Depreciation                                           (32,575)     (16,113)
  Accretion on securities                                (20,553)     (17,394)
                                                     -----------  -----------
                                                        (183,213)    (149,472)
Valuation allowance                                            -            -
                                                     -----------  -----------
  Net deferred tax asset                             $   495,087  $   521,134
                                                     ===========  ===========


NOTE 10 - COMMITMENTS AND CONTINGENCIES

The Company, in the ordinary course of business, has loans, commitments and contingent liabilities, such as guarantees, commitments to extend credit, etc., which are not reflected in the accompanying consolidated balance sheets. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial guarantees is represented by the contractual amounts of those instruments. The Company uses the same credit policy to make such commitments as it uses for on-balance-sheet items.

The contractual amount of these financial instruments are summarized as follows:


                                            1996         1995
                                            ----         ----
Commitments to extend credit            $26,634,000  $15,879,000
Standby letters of credit                 2,349,000    2,111,000


The commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established under the contract. Generally, such commitments are for no more than one year, and most are variable rate contracts. These commitments are primarily credit card, overdraft protection, and commercial lines of credit.


                                 (Continued)

                                     F15

                                P.T.C. BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1996 and 1995



NOTE 10 - COMMITMENTS AND CONTINGENCIES (Continued)

Since many commitments expire without being used, the amounts do not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower, and may include accounts receivable, inventory, property, land and other items.

At December 31, 1996 and 1995, the Company was required by the Federal Reserve to have $3,542,000 and $2,704,000 on deposit or as cash in hand. These reserves do not earn interest.


NOTE 11 - RELATED PARTY TRANSACTIONS

Certain directors, officers and principal shareholders of the Company were also customers of the Bank. The aggregate amount of loans to these persons totaled $2,139,417 and $2,520,434 at December 31, 1996 and 1995.

Related party deposits totaled $1,337,157 at year-end 1996.


NOTE 12 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments: For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities: For securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar instruments.

Loans Receivable: The fair value of loans is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit Liabilities: The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.


                                 (Continued)

                                     F16

                                P.T.C. BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1996 and 1995



NOTE 12 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Notes Payable: Carrying value is a reasonable estimate of fair value for this adjustable rate instrument.

Off-Balance Sheet Items: Carrying value is a reasonable estimate of fair value. These instruments are short term in nature.

The estimated fair values of financial instruments at December 31 are as follows:


                                                        1996            1996
                                                   Carrying Value    Fair Value
                                                   --------------    ----------
Financial assets:
  Cash and short-term investments                   $  28,082,000  $  28,082,000
  Securities available for sale                        38,376,000     38,376,000
  Securities held to maturity                          25,219,000     25,461,000
  Loans                                               196,963,000    196,816,000
Financial liabilities:
  Deposits                                           (271,127,000)  (271,807,000)
  Notes payable                                          (500,000)      (500,000)
Off balance sheet items                                         -              -



                                                        1995            1995
                                                   Carrying Value    Fair Value
                                                   --------------    ----------
Financial assets:
  Cash and short-term investments                  $  26,860,000   $  26,860,000
  Securities available for sale                       38,426,000      38,426,000
  Securities held to maturity                         19,500,000      19,817,000
  Loans                                              171,457,000     172,189,000
Financial liabilities:
  Deposits                                          (241,735,000)   (242,814,000)
  Notes payable                                       (1,000,000)     (1,000,000)
Off balance sheet items                                        -               -


NOTE 13 - REGULATORY MATTERS

The Company and Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.


                                 (Continued)

                                     F17

                                P.T.C. BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1996 and 1995



NOTE 13 - REGULATORY MATTERS (Continued)

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The minimum requirements are:

                                              Capital to Risk-
                                               Weighted Assets
                                              ----------------                         Tier 1 Capital
                                        Total                    Tier 1              to Average Assets
                                        -----                    ------              -----------------
Well capitalized                          10%                        6%                        5%
Adequately capitalized                     8%                        4%                        4%
Undercapitalized                           6%                        3%                        3%


At year end 1996, consolidated actual capital levels (in thousands) and minimum required levels were:

                                                                      Minimum Required
                                                                         To Be Well
                                                Minimum Required         Capitalized
                                                   For Capital      Under Prompt Corrective
                                Actual          Adequacy Purposes     Action Regulations
                                ------          -----------------   ------------------------
                            Amount   Ratio        Amount   Ratio         Amount   Ratio
                            ------   -----        ------   -----         ------   -----
Total Capital (to Risk
  Weighted Assets)
  Consolidated             $ 21,836  11.60%      $ 15,055   8.0%        $ 18,819  10.0%
  Bank                     $ 21,487  11.46%      $ 14,995   8.0%        $ 18,744  10.0%


Tier I Capital (to Risk
  Weighted Assets)
  Consolidated             $ 19,836  10.54%      $  7,528   4.0%        $ 11,291  6.0%
  Bank                     $ 19,487  10.40%      $  7,498   4.0%        $ 11,246  6.0%


Tier 1 Capital (to
  Average Assets)
  Consolidated             $ 19,836  6.73%       $ 11,795   4.0%        $ 14,744  5.0%
  Bank                     $ 19,487  6.63%       $ 11,753   4.0%        $ 14,692  5.0%


The Company and Bank at year-end 1996 were categorized as well capitalized.


                                 (Continued)

                                     F18

                                P.T.C. BANCORP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          December 31, 1996 and 1995



NOTE 14 - PENDING ACCOUNTING CHANGES

Financial Accounting Standard No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, was issued by the Financial Accounting Standards Board in 1996. It revises the accounting for transfers of financial assets, such as loans and securities, and for distinguishing between sales and secured borrowings. It is effective for some transactions in 1997 and others in 1998. The effect on the financial statements is not expected to be material.







                                     F19

PART III


ITEM 1.     INDEX TO EXHIBITS


Exhibit No.       Document                                              Page
-----------       --------                                              ----


3.1   Articles of Incorporation of P.T.C. Bancorp
3.2   By-Laws of P.T.C. Bancorp

4.1   Certificate of Common Stock

10.1  Nonstatutory Stock Option Plan
10.2  Form of Nonstatutory Stock Option Agreement
10.3  Incentive Stock Option Plan
10.4  Form of Incentive Stock Option Agreement
10.5  Commercial Installment Note May, 1994.  Payable to National
      City Bank, Indiana.
10.6  Loan Agreement dated May, 1994 with National City Bank, Indiana
10.7  Stock Pledge Agreement dated May, 1994 with National
      City Bank, Indiana
10.8 Advances, Pledge and Security Agreement dated February 13, 1995 with Federal Home Loan Bank.

21.1  Subsidiaries of the Registrant - Peoples Trust Company

27.1  Financial Data Schedule

                                  SIGNATURE


      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          P.T.C. BANCORP



                                          By: /s/ James R. Saner, Jr.
                                             -----------------------------
                                                  James R. Saner, Jr.
                                                  President and Chief
                                                  Executive Officer